Exhibit 99.1

MEDIA RELEASE

October 1, 2025

Algoma Steel Provides Guidance for the Third Quarter 2025 and Announces Board Update

SAULT STE. MARIE, Ontario, October 1, 2025 - Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today provided guidance for its quarter ended September 30, 2025. Unless otherwise specified, all amounts are in Canadian dollars.

Total steel shipments for the quarter are expected to be approximately 415,000 – 420,000 net tons and Adjusted EBITDA is expected to be negative $80 million – negative $90 million.

Michael Garcia, Chief Executive Officer of Algoma, commented: “Despite ongoing trade headwinds, we achieved first arc and first steel from our electric arc furnace (EAF) in July—marking a critical milestone in our transformation to low-carbon steelmaking. With enhanced financial flexibility from federal and provincial support, we are prioritizing Canadian market demand with a focused plate and coil product mix. We remain confident in our strategy and long-term value creation potential for shareholders.”

Board of Directors Update

Separately, the Company is announcing that David Sgro has resigned from the board of directors for personal reasons.

Mr. Sgro commented: “It has been a privilege to serve on Algoma’s Board during such a transformative period in the Company’s history. I am proud to have played a role in supporting Algoma’s strategic vision and its journey to electric arc steelmaking. I want to thank my fellow directors, the executive leadership team, and all of Algoma’s employees for their dedication and partnership. I remain confident in Algoma’s future and wish the Company continued success as it advances its growth and decarbonization initiatives.”

Andy Harshaw, Chair of the Board, added: “We thank David for his lasting impact and valuable contributions during his tenure. His leadership as Chair of the Human Resources and Compensation Committee and a member of the Operations and Capital Projects Committee was instrumental to Algoma’s transformation. We wish him all the best in his future endeavors.”

ALGOMA STEEL INC. 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 T: 705-945-2351 F: 705-945-2203 ALGOMA.COM

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products, including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today, Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s guidance, strategic objectives, completion of Algoma’s EAF project, the anticipated impact of Algoma’s EAF project, financial flexibility from federal and provincial support and Algoma’s future financial performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should consider the risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s annual information form, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the SEC (available at www.sec.gov) as part of its annual report on Form 40-F, as well as in Algoma’s quarterly and current reports filed with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

ALGOMA STEEL INC. 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 T: 705-945-2351 F: 705-945-2203 ALGOMA.COM

For more information, please contact:

Michael Moraca

Vice President - Corporate Development and Treasurer

Phone: 705.945.3300

E-mail: IR@algoma.com

ALGOMA STEEL INC. 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 T: 705-945-2351 F: 705-945-2203 ALGOMA.COM